Kevin W Vaughn Accounting Branch Chief Division of Corporation Finance US Securities and Exchange Commission 100 F Street, N E Washington DC 20549 United States	Group Chief Accountant's Level 12 280 Bishopsgate London EC2M 4RB Telephone: 020 7672 2660 Facsimile: 020 7672 1424

27 January 2014

Dear Mr Vaughn

The Royal Bank of Scotland Group plc
Form 20-F for Fiscal Year Ended December 31, 2012
Filed March 27, 2013
File No. 001-10306

Thank you for your letter of 20 December 2013.  Our responses to your comments are set out below.  References to ‘the Company’ and to ‘RBSG’ are to The Royal Bank of Scotland Group plc; ‘the Group’ means the Company and its subsidiaries.

Form 20-F for the fiscal year ended December 31, 2012

Business Review

Risk and balance sheet management, page 66

Retail forbearance, page 135

1.
We note your response to prior comment 1 in our letter dated September 10, 2013.  Please tell us and expand your accounting policies and related disclosures beginning with your 2013 Form 20-F to include clarifying information that addresses the following items related to your retail loans in forbearance:

•
Quantify the types of retail forbearance activities that have resulted in a reduction of contractually required cash flows, such as interest rate reductions or principal forgiveness.  For example, consider expanding your tabular disclosure on page 136 to clearly indicate which categories, and the amount within each category, resulted in the borrower receiving a reduction in contractually required cash flows.

The only forbearance activities that involve a reduction of contractually required cash flows ie the forgiveness of interest or principal are certain payment concession arrangements granted by Ulster Bank and RBS Citizens where interest amounts are forgiven.  We will disclose, in a footnote to the table on page 136, the amount of such loans.

1/5	The Royal Bank of Scotland Group plc Registered in Scotland No 45551 Registered Office: 36 St Andrew Square, Edinburgh EH2 2YB

•
Disclose your re-aging policies for each loan category. To the extent your policy varies between your loan portfolios (e.g., Ulster Bank, UK Retail, etc.) and/or based on loan status or classification (e.g., performing, non-performing, impaired, REIL, etc.) at the time of forbearance, please specifically state that fact and clearly describe your re-aging policy for each fact pattern.

In future filings we will include the following:

The granting of forbearance does not change the delinquency status of the loan unless the arrangement involves a capitalisation of all existing arrears of principal and interest, in which case the loan becomes up-to-date.

•
Clarify your policy for both including loans in the REIL categorization and for removing loans from the REIL categorization.  To the extent your policy varies between your loan portfolios (e.g., Ulster Bank, UK Retail, etc.) and/or based on loan status or classification (e.g., performing, non-performing, impaired, etc.) at the time of forbearance, please specifically state that fact and clearly describe your policy for each fact pattern.

In future filings we will include the following:

In RBS Citizens, all loans subject to forbearance are included in the non-performing book1. In the rest of the Group, loans granted forbearance are included in the non-performing book:

o	When 90 days past due.
o	If the forbearance arrangement is a payment concession that involves a reduction in contractually required cash flows ie the forgiveness of interest. Such loans are classified as impaired.

Loans subject to forbearance are transferred from the non-performing book to the performing book:

UK Retail:
o	When arrears are capitalised, a loan is transferred to the performing book once the borrower has met the revised payment terms for at least six months and is expected to continue to do so.
o
A small portfolio of loans past due 90 days are managed by UK Retail’s collections function.  Loans in this portfolio may also be transferred to the performing book if the customer makes payments that reduce arrears below 90 days.

Ulster Bank:
o	If a customer makes payments that reduce loan arrears below 90 days, the loan will be transferred to the performing book.
o	Where a customer meets the original payment terms for six months and is expected to continue to do so, capitalisation may be agreed; in these cases the loan is transferred to the performing book.

1 Non-performing loans comprise REIL (impaired loans and loans past due 90 days) and potential problem loans. In this response, we refer to performing and non-performing loans.

2/5	The Royal Bank of Scotland Group plc Registered in Scotland No 45551 Registered Office: 36 St Andrew Square, Edinburgh EH2 2YB

•
Clarify which loans in forbearance are evaluated under your latent loss provision methodology and which loans are evaluated under either a collective or individually assessed provision methodology. To the extent that this methodology further varies based on loan status or classification (e.g., performing, non-performing, impaired, REIL, reduction of contractual cash flows given, etc.), please specifically state that fact, and clearly describe your provision methodology for each fact pattern.

Provisions in respect of loans subject to forbearance are established as follows:

UK Retail: performing loans are subject to a latent loss methodology but in a separate risk pool for 24 months; non-performing loans are subject to a collectively assessed provision methodology.

Ulster Bank:
o	Performing loans are subject to a latent loss methodology but in a separate risk pool for the duration of the forbearance treatment.
o
Non-performing loans not past due 90 days where a reduction in contractually required cash flows i.e. the forgiveness of interest, has been agreed and no capitalisation of arrears has occurred, are subject to the latent loss methodology in a separate risk pool for the duration of the forbearance treatment .

o	All other non-performing loans are subject to a collectively assessed provision methodology.

In future filings we will include the following:

Impairment provisions in respect of loans subject to forbearance are evaluated as follows:

o
In UK Retail: performing loans are subject to a latent loss provision but form a separate risk pool for 24 months.  The higher of the observed default rates and probabilities of default (PDs) are used in the latent provisioning calculations for these loans to ensure that appropriate provision is held.  Furthermore, for these portfolios the latent provision incorporates extended emergence periods. Once such loans are no longer separately identified, the use of account level PDs refreshed monthly in the latent provision methodology captures the underlying credit risk without a material time lag.  Non-performing loans are subject to a collectively assessed provision methodology.

o
In Ulster Bank: performing loans are subject to a latent loss provision but form a separate risk pool for the period of forbearance.  The performance of forbearance arrangements is analysed and breakage (a single missed payment) rates computed.  The higher of the breakage rate and the modelled PD for this separate risk pool is used when calculating the latent provision.  Furthermore, for this portfolio the latent provision incorporates an extended emergence period.  Non-performing loans are subject to a collectively assessed provision methodology. However, loans not 90 days past due which are subject to forbearance arrangements

3/5	The Royal Bank of Scotland Group plc Registered in Scotland No 45551 Registered Office: 36 St Andrew Square, Edinburgh EH2 2YB

involving a reduction in contractually required cash flows ie the forgiveness of interest and whose arrears have not been capitalised are classified as non-performing. They form a separate risk pool for the period of forbearance and the related loan loss provision is computed using Ulster’s latent loss provision methodology.

The following comment in respect of RBS Citizens was included in the Group’s 2012 20-F (page 138):

In RBS Citizens, consumer loans subject to forbearance are segmented from the rest of the non-forborne population and assessed individually for impairment loss throughout their lives until the accounts are repaid or fully written-off. The amount of recorded impairment depends upon whether the loan is collateral dependent.  If the loan is considered collateral dependent, the excess of the loan’s carrying amount over the fair value of the collateral is the impairment amount.  If the loan is not deemed collateral dependent, the excess of the loan’s carrying amount over the present value of expected future cash flows is the impairment amount. Any confirmed losses are charged off immediately.

•
On a related note, specifically describe your provisioning methodology used for loans granted forbearance that resulted in a reduction of future contractual cash flows to a performing Ulster Bank loan customer, including whether you record both a collective / individual allowance for the reduction in future contractual cash flows granted as part of the forbearance (similar to a “charge-off”), as well as a latent loss provision.

In Ulster Bank as described above, loans granted a payment concession that involves the forgiveness of interest, which are not past due 90 days and where arrears have not been capitalised are classified as non-performing and are subject to a latent loss provision methodology.  These loans amounted to £108m as at December 2013.  An impairment charge for the reduction in future cash flows granted is not recognised when the forbearance is granted. During 2013, £8m of interest was forgiven on these loans.

•
Confirm in your response that you are reviewing the accounting treatment for all of your forbearance arrangements in light of the European Banking Authority’s (EBA) guidance issued in October 2013, and confirm that you will provide disclosures clarifying any policy changes you make in response to your review.

We confirm that we are reviewing the accounting treatment of all our forbearance arrangements in the light of the EBA guidance.  Any consequential changes will be implemented during 2014 and disclosed in either the Group’s Form 6-K for 30 June 2014 or its 2014 Form 20-F.

In connection with responding to the comments of the Commission, we acknowledge that the Company is responsible for the adequacy and accuracy of the disclosures in its filings; that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and that the Company cannot assert Staff comments as a defence in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

4/5	The Royal Bank of Scotland Group plc Registered in Scotland No 45551 Registered Office: 36 St Andrew Square, Edinburgh EH2 2YB

Please contact me if you wish to discuss our response.

Yours sincerely

/s/ Rajan Kapoor

R Kapoor
Group Chief Accountant

5/5	The Royal Bank of Scotland Group plc Registered in Scotland No 45551 Registered Office: 36 St Andrew Square, Edinburgh EH2 2YB